SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report

Pursuant To Section 15(d) of

The Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 30, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number 1-6498

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: SPX Corporation Retirement Savings and Stock Ownership Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

SPX Corporation

13515 Ballantyne Corporate Place

Charlotte, North Carolina 28277

SPX Corporation

Retirement Savings and

Stock Ownership Plan

Financial Report

December 30, 2002

SPX Corporation Retirement Savings and

Stock Ownership Plan

Independent Auditor’s Report

To the Administrative Committee

SPX Corporation Retirement Savings and Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of SPX Corporation Retirement Savings and Stock Ownership Plan as of December 30, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/    Plante & Moran, PLLC

Southfield, Michigan

June 6, 2003

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 30
	2002	2001
Assets—Participant-directed investments at fair value—Interest in SPX Corporation Master Trust (Note 3)	$602,253,774	$547,305,097

See Notes to Financial Statements.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 30
		2001
	2002	Allocated	Unallocated	Total
Additions
Contributions:
Employer	$23,734,914	$5,720,952	$1,838,013	$7,558,965
Participants	37,967,174	29,252,766	—	29,252,766
Rollovers	7,619,869	3,135,503	—	3,135,503
Investment income:
Net realized and unrealized gains	—	—	3,833,114	3,833,114
Interest and dividends	—	—	279	279
Income (loss) from an undivided interest in the net assets of SPX Corporation Savings Trust (Note 3)	(130,811,588)	13,124,545	—	13,124,545
Allocation of shares of common stock of SPX Corporation—At market	—	18,075,081	—	18,075,081
Net transfer from other plans (Note 6)	199,197,237	—	—	—

Total additions	137,707,606	69,308,847	5,671,406	74,980,253
Deductions
Interest expense	—	—	127,500	127,500
Distributions to participants	82,512,572	66,331,831	—	66,331,831
Allocation of shares of common stock of SPX Corporation—At market	—	—	18,075,081	18,075,081
Administrative expenses	246,357	406,038	—	406,038
Net transfer to other plans (Note 6)	—	40,716,331	—	40,716,331

Total deductions	82,758,929	107,454,200	18,202,581	125,656,781

Net Increase (Decrease) in Net Assets Available for Benefits	54,948,677	(38,145,353)	(12,531,175)	(50,676,528)
Net Assets Available for Benefits
Beginning of year	547,305,097	585,450,450	12,531,175	597,981,625

End of year	$602,253,774	$547,305,097	$—	$547,305,097

See Notes to Financial Statements.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Note 1—Description of the Plan

The following description of the SPX Corporation Retirement Savings and Stock Ownership Plan (the “Plan”), as amended and restated effective December 31, 1999, provides only general information. Participants should refer to the Plan Agreement for a complete description of the Plan’s provisions. The Plan became effective January 1, 1952 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan operates as a leveraged employee stock ownership plan with a cash or deferred arrangement as described by Internal Revenue Code Section 401(k) and is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code (the “Code”) of 1986, as amended.

In 1989, the SPX Corporation Stock Ownership Plan purchased SPX Corporation (the “Company”) common shares using the proceeds of a note totaling $50,000,000. The note was guaranteed by the Company and the shares held in trust established under the Plan. In 1994 and 1997, the note was refinanced by the Company and was repaid by contributions to the Plan. As the Plan repaid the note, a percentage of stock was allocated to eligible employees’ accounts in accordance with applicable regulations under the Code. Shares are fully vested upon allocation. The note was fully repaid in 2001.

General—The Plan is a defined contribution plan that primarily benefits employees who are not covered by collective bargaining agreements and who have met eligibility requirements.

Contributions—Participants can contribute a portion of their compensation as a pretax contribution to the Plan, up to the maximum allowed under the Plan and the Code.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Note 1—Description of the Plan (Continued)

As outlined in the Plan document, Company contributions are dependent upon the division of SPX Corporation where the participant is employed. In general, the Company makes matching contributions equal to 100 percent of the participant’s pretax contributions up to the first 4 percent of compensation deferred, and 50 percent of the participant’s pretax contributions in excess of 4 percent of compensation up to a maximum of 6 percent of compensation. Company contributions are invested in SPX Corporation common stock and are immediately vested and can be transferred at any time. The Company may also make a supplemental contribution of SPX Corporation common stock if the value of the stock released by the Plan is less than the Company’s minimum required matching contribution. The trustee may make a supplemental allocation of shares released by payments on the outstanding loan if the number of shares released by such payments has a value in excess of the Company’s required matching contribution.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the employer’s matching and supplemental contributions, if any, and an allocation of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting—Participants are 100 percent vested in both employee and employer contributions.

Payment of Benefits—Upon termination of service, a participant may elect to receive either a lump-sum distribution, or monthly or yearly payments equal to the value of his or her account. A participant who experiences a financial hardship is eligible to receive a distribution from his or her Plan account. The Plan also allows participants to withdraw certain portions of their balances attributed to certain benefit plans that have been previously merged into the Plan.

Investment Options—Investment in SPX Corporation stock transferred to participant’s accounts by reason of the merger of the SPX Corporation Stock Ownership Plan on January 1, 1994 and stock allocated to a participant’s account by reason of matching contributions as discussed above can, at any time, be redirected.

Participant Loans—A participant can borrow from the Plan an amount that does not exceed the lesser of $50,000 or 50 percent of the participant’s vested account balance. Loans are collateralized by the balance in the participant’s account and bear interest at reasonable rates. Principal and interest are paid ratably through payroll deductions. Other regulations are outlined in the Plan document.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Note 1—Description of the Plan (Continued)

Voting Rights—Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account. The trustee is required to vote shares of common stock that have been allocated to participants, but for which the trustee received no voting instructions in the same manner and in the same proportion as the shares for which the trustee received timely voting instructions.

Note 2—Summary of Significant Accounting Policies

The accompanying financial statements have been prepared on the accrual basis.

Investments—Investments of the Plan are stated at market value as determined by quoted market prices. The fair value of the Plan’s interest in the SPX Corporation Savings Trust (the “Master Trust”) is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated income, less actual distributions (see Note 3). Guaranteed investment contracts included in the Master Trust are valued at contract value (which represents contributions made under the contract, plus interest at the contract rate, less funds used to pay Plan benefits), because the contracts are fully benefit-responsive. The interest rates for 2002 and 2001 range from 4.74 percent to 8.12 percent and 5.65 percent to 8.10 percent, respectively. The value of participant loans is the face value, which approximates fair value. Dividend income is accrued on the ex-dividend date.

Income Tax Status—The Plan obtained its determination letter on November 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company has applied for a new determination letter and the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 3—Master Trust Fund

The investments of five qualified plans, including the SPX Corporation Retirement Savings and Stock Ownership Plan and four other plans sponsored by SPX Corporation or its subsidiary, are combined in the Master Trust. Under the terms of a trust agreement between Fidelity Management Trust Company (the “Bank”) and the Company, the Bank manages the trust funds of the Master Trust on behalf of the Plan. The Plan’s assets in the Master Trust represented 92 percent and 90 percent of the total assets in the Master Trust as of December 30, 2002 and 2001, respectively. Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based on average monthly balances invested by each plan.

The total assets held in the Master Trust at December 30, 2002 and 2001 are as follows:

	2002	2001
Money market fund	$37,355,795	$34,220,874
Common/Collective trust	2,298,110	5,534,932
Mutual funds	344,327,989	278,553,056
Insurance company general account	148,489,369	89,412,906
Common stock of SPX Corporation and subsidiary	104,479,185	181,376,863
Participant loans	19,939,397	21,725,434

Total Master Trust investments	$656,889,845	$610,824,065

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Note 3—Master Trust Fund (Continued)

The investment income (loss) for the Master Trust for the years ended December 30, 2002 and 2001 is as follows:

	2002	2001
Net appreciation (depreciation) in fair value of investments:
Mutual funds	$(80,774,858)	$(39,262,618)
Employer securities	(83,640,319)	39,219,001

Net depreciation	(164,415,177)	(43,617)
Interest and dividends	16,582,960	14,222,491

Investment income (loss)	$(147,832,217)	$14,178,874

Note 4—Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 5—Administration

The Company is the sponsor of the Plan. The Administrative Committee, as provided in the Plan Agreement, is the Plan administrator and has responsibility for the administration of the Plan. Fidelity Management Trust Company functions as trustee and investment manager. Investment management fees and trustee fees are paid by the Plan in accordance with the Plan Agreement.

SPX Corporation Retirement Savings and

Stock Ownership Plan

Notes to Financial Statements

December 30, 2002 and 2001

Note 6—Transfers

During 2001, assets totaling approximately $44 million of the employees of INRANGE Technologies Corporation, a majority-owned subsidiary of SPX Corporation, were transferred to the INRANGE Technologies Corporation Savings and Stock Ownership Plan. Additionally, in 2001, assets of plans sponsored by divisions of SPX Corporation were merged with the Plan. These transfers are reflected in the accompanying financial statements. In January 2002, the United Dominion Industries, Inc. Compass Plan, a plan sponsored by a division of SPX Corporation, was merged with the Plan. Accordingly, assets of approximately $199 million were transferred into the Plan in 2002.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SPX CORPORATION RETIREMENT SAVINGS AND STOCK OWNERSHIP PLAN

		By:	The SPX Administrative Committee

Date:	June 24, 2003		By:	/s/ CHRISTOPHER J. KEARNEY
Christopher J. Kearney
Vice President, Secretary, General Counsel and Member of the SPX Administrative Committee

Exhibit Index

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC